

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 16, 2017

Dr. Ali Tehrani
President and Chief Executive
Zymeworks Inc.
Suite 540—1385 West 8th Avenue
Vancouver, BC V6H 3V9
Canada

> **Re:** **Zymeworks Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 2, 2017**
> **CIK No. 0001403752**

Dear Dr. Tehrani:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Summary</u>
<u>Overview, page 1</u>

1.    We acknowledge your revised disclosures in the Summary section. As currently written, your Summary remains highly technical and detailed. Please revise your disclosure in this section so that it is a brief, concise overview of your offering and operations. Refer to Item 503(a) of Regulation S-K.

2.    We note your revisions in response to our prior comment two. Please further revise your disclosure to remove the statement that you believe your product candidates demonstrate enhanced "efficacy" compared to current standards of care.

3.      We acknowledge your revised disclosures in response to our prior comment four. However, your statement that your platform technologies were initially validated through your partnerships continues to imply that your strategic partnerships involve all of your platforms and not only Azymetric and EFECT.  Please revise accordingly.  Please also remove the language that the strategic partnerships "validated" your technologies since it inappropriately implies that your products' outlook for regulatory approval is stronger due to the partnerships.

Proprietary Therapeutic Platforms, page 4

4.      We note your response to comment seven.  However, the revised presentation still shows the product candidates and discovery programs in the same table.  The discovery programs are premature for inclusion in the Summary.  If you would like to include discovery programs in the Business section, please present them separately from your product candidates.

5.      We note your disclosure regarding the percentage of patients with HER2-expressing cancers that have low to intermediate HER2 levels.  So that an investor may understand the significance of this in relation to overall cancer rates, please disclose the percentage of breast cancer and gastric cancer patients overall that have HER2-expressing cancers and quantify this number.  Please also disclose the number of patients that would be classified as "Triple-Negative" as described by you on page 117.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
In-Process Research and Development Intangible Asset, page 81

6.      Please refer to your response to our prior comment 39.  Considering the significance of the Kairos Technology (ADC Platform) IPR&D project, discuss herein the nature, purpose and status of the project, disclose the amount recorded as of  September 30, 2016, and provide a description of the valuation methodologies and assumptions used specific to the project.  To the extent you use a cost method as a valuation methodology, explain your justification for its use for the project.

Share-based Compensation, page 83

7.      Please refer to your response to our prior comment 14. Tell us why you present per share prices herein and elsewhere in Canadian dollars without US dollar translations, which requires the investor to do the math to translate into US dollar amounts so they may compare to virtually all other information in the filing including the initial public offering price you expect as well as amounts in use of proceeds, capitalization, dilution, selected consolidated financial data, MD&A and the consolidated financial statements.

Liquidity and Capital Resources
Funding Requirements, page 92

8.      Please refer to your response to our prior comment 18.  Please tell us the amounts of the research, development and commercial milestone payments, from whom you anticipate receiving, and the basis for your concluding that you will receive them.

Our Strategy, page 98

9.      We refer to your revised disclosure that you plan to pursue accelerated registration paths if your trial results are highly compelling because you are investigating indications with high unmet medical need.  Please describe the particular "accelerated regulatory approval" and "regulatory designations" you reference and the basis upon which ZW25 may be granted such approval.  In addition, if true, add balancing disclosure that you have not received any indication from regulatory authorities that you will be granted such accelerated approval.

EFECT Antibody Effector Function Modulation Platform, page 110

10.     We acknowledge your revised disclosures in response to prior comment 23.  However, the graphs on page 111 are still unclear.  Please also further explain in terms that a lay investor may understand the mechanisms described in the last two bullets on page 111.

Product Candidate Pipeline, page 115

11.     We acknowledge your revised disclosure in response to prior comment 19 that patients with low to intermediate levels of HER2-expressing tumors have access to chemotherapy or hormone therapy, but that they are not eligible for currently-approved HER2-targeted therapies.  Please explain what you mean that the patients are not eligible, including if it means only that the HER2-targeted therapies are less effective or if the patients are not permitted to take the therapies.  We also note your discussion of survival benefits for certain specific treatments.  Please clarify your disclosure to explain the overall average survival benefit of chemotherapy and hormone therapy for the indications you intend to focus on for ZW25.

Preclinical Development of ZW25, page 119

12.     Please further expand your revised disclosures to clarify which cancers are covered by the ZW25 IND.

Strategic Partnerships and Collaborations, page 125

13.     We acknowledge your response to prior comment 30.  Please note that confidential treatment is not appropriate for material information, such as the duration of the royalty

payments for each of your partnership agreements, and we re-issue our comment seeking this disclosure. In addition, please provide a break-down of the research, development and commercial milestones for each of these agreements to the extent this information is reflected in your financial statements.

Intellectual Property, page 131

14.  You indicate in your response to prior comment 34 that the CDRD Ventures and ITS agreements may become material to the company. However, based on your risk factor disclosure, it appears that there are ongoing license payments under the ITS agreement. Please disclose here the licensing payments payable under the ITS agreement and the CDRD agreement, as applicable.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

15.  Please refer to your response to our prior comment 42.
   - Clarify in the fifth paragraph what is meant by consideration received and how it compares to arrangement consideration as discussed in ASC 605-25.
   - Refer to your reference in the tenth paragraph that certain milestones in the agreements do not meet the definition of a substantive milestone because achievement of the milestone solely depends on the performance of the licensee. Explain to us your consideration as to whether these milestones to which you refer meet the definition of a milestone in ASC 605-28-20 (as opposed to being a milestone pursuant to ASC 605-28-20 that is not a substantive milestone) and, if they do not meet that definition, please clarify this within your disclosure and the reason therefore. This comment also applies to various disclosures within Note 13. Research Collaboration and Licensing Agreements.

11. Redeemable Convertible Class A Preferred Shares, Special Shares and Shareholders' Equity, page F-26

16.  We acknowledge your response to our prior comment 40. Generally, it appears that expected volatility that you use throughout seems low for a clinical-stage biopharmaceutical company. Please provide us your expected volatility rate calculations that substantiate the rates you used throughout the filing. Tell us how each rate you use and each "proxy company" complies with authoritative literature. In your response, provide us a more robust discussion supporting your use of each of the proxy companies to arrive at your volatility rate.

You may contact Ibolya Ignat at 202-551-3636 or Jim B. Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters.  Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Riccardo Leofanti
    Skadden, Arps, Slate, Meagher & Flom LLP